Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
AnaptysBio, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-222868) on Form S-3, and registration statement (No. 333-215741) on Form S-8 of AnaptysBio, Inc. of our report dated March 5, 2018, with respect to the consolidated balance sheets of AnaptysBio, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of AnaptysBio, Inc.
/s/ KPMG LLP
San Diego, California
March 5, 2018